UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: July 31, 2015

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants’ Names)

Bahnhofstrasse 45, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Explanatory Note

UBS produces regular quarterly reports, which are filed with the SEC under Form 6-K. These reports are prepared in accordance with International Financial Reporting Standards (IFRS). SEC regulations require certain additional disclosure to be included in registration statements relating to offerings of securities. Certain of this additional disclosure was included with UBS’s second quarter 2015 report submitted to the SEC on Form 6-K on 28 July 2015, and additional disclosure follows herein. This information should be read in conjunction with UBS’s annual report on Form 20-F for the year ended 31 December 2014, filed with the SEC on 13 March 2015, as well as UBS’s first quarter 2015 report and second quarter report 2015 submitted to the SEC on Forms 6-K on 5 May 2015 and 28 July 2015, respectively.

Note 20 Supplemental guarantor information required under SEC regulations

Supplemental guarantor information required under SEC regulations

Guarantee of PaineWebber securities

Prior to its acquisition by UBS in 2000, Paine Webber Group Inc. (PaineWebber) was an SEC registrant. Upon acquisition, PaineWebber was merged into UBS Americas Inc., a wholly owned subsidiary of UBS AG. Following the acquisition, UBS AG entered into a full and unconditional guarantee of the senior notes (Debt Securities) issued by PaineWebber. Under the guarantee, if UBS Americas Inc. fails to make any timely payment under the Debt Securities agreements, the holders of the Debt Securities or the Debt Securities trustee may demand payment from UBS AG without first proceeding against UBS Americas Inc.

As of 30 June 2015, the amount of outstanding senior notes of UBS Americas Inc. was approximately CHF 145 million. These senior notes mature between 2017 and 2018.

Guarantee of other securities

Certain US-domiciled entities that are 100% legally owned by UBS AG have outstanding trust preferred securities, which are registered under the US Securities Act. These entities, UBS Preferred Funding Trust IV and UBS Preferred Funding Trust V, are not consolidated by UBS AG as UBS AG does not absorb any variability from the performance of these entities. However, UBS AG has fully and unconditionally guaranteed these securities. The non-consolidated issuing US domiciled entities are presented in a separate column in the supplemental guarantor information provided in the following tables. Amounts presented in this column are eliminated in the Elimination entries column, as these entities are not consolidated. UBS AG’s obligations under the guarantee are subordinated to the prior payment in full of the deposit liabilities of UBS AG and all other liabilities of UBS AG. As of 30 June 2015, the outstanding amount of the preferred securities was USD 1.3 billion and the amount of senior liabilities of UBS AG to which the holders of these securities would be subordinated was approximately CHF 881 billion.

Joint liability of UBS Switzerland AG

In June 2015, the Retail & Corporate and Wealth Management businesses booked in Switzerland were transferred from UBS AG to UBS Switzerland AG through an asset transfer in accordance with the Swiss Merger Act. Under the terms of the asset transfer agreement, UBS Switzerland AG assumed joint liability for contractual obligations of UBS AG existing on the asset transfer date, including the existing guarantee of abovementioned PaineWebber and other securities. To reflect this joint liability, UBS Switzerland AG is, on a prospective basis, presented in a separate column as a subsidiary co-guarantor.

1

Introduction

Note 20 Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated income statement
CHF million For the six months ended 30 June 2015	UBS AG (standalone)[1]	UBS Switzerland AG (standalone)[1]	UBS Americas Inc.[2]	UBS Preferred Funding Trust IV & V	Other subsidiaries[2]	Elimination entries	UBS AG (consolidated)
Operating income
Interest income	5,056	1,121	824	31	745	(1,193)	6,583
Interest expense	(3,311)	(286)	(320)	0	(674)	1,137	(3,454)
Net interest income	1,745	835	504	31	71	(57)	3,129
Credit loss (expense)/recovery	(26)	(5)	4	0	3	(6)	(29)
Net interest income after credit loss expense	1,719	830	507	31	75	(62)	3,100
Net fee and commission income	2,094	873	3,721	0	2,193	(49)	8,832
Net trading income	4,064	233	142	0	152	(851)	3,741
Other income	(624)	208	378	0	(601)	1,612	972
Total operating income	7,253	2,144	4,747	31	1,819	650	16,644
Operating expenses
Personnel expenses	3,851	534	3,193	0	719	0	8,297
General and administrative expenses	491	769	1,435	0	774	0	3,470
Depreciation and impairment of property, equipment and software	313	4	75	0	38	0	429
Amortization and impairment of intangible assets	11	0	41	0	6	0	58
Total operating expenses	4,666	1,307	4,743	0	1,537	0	12,254
Operating profit/(loss) before tax	2,587	837	4	31	282	650	4,391
Tax expense/(benefit)	690	207	(1)	0	213	3	1,112
Net profit/(loss)	1,897	630	5	31	68	647	3,278
Net profit/(loss) attributable to preferred noteholders	76	0	0	31	0	(31)	76
Net profit/(loss) attributable to non-controlling interests	0	0	0	0	1	0	1
Net profit/(loss) attributable to shareholders	1,821	630	5	0	67	678	3,201

1  Amounts presented for UBS AG (standalone) and UBS Switzerland AG (standalone) represent IFRS-standalone information. Refer to the “Supplemental information (unaudited) for UBS AG (standalone)” section of this report for UBS AG (standalone) financial information prepared in accordance with Swiss GAAP. Refer to the “Financial information” section of the UBS Group second quarter 2015 report for UBS Switzerland AG (standalone) interim financial statements prepared in accordance with Swiss GAAP.    2  Amounts presented in these columns serve as a basis for preparing UBS AG (consolidated) financial statements in accordance with IFRS.

2

Note 20 Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated statement of comprehensive income
CHF million For the six months ended 30 June 2015	UBS AG (standalone)[1]	UBS Switzerland AG (standalone)[1]	UBS Americas Inc.[2]	UBS Preferred Funding Trust IV & V	Other subsidiaries[2]	Elimination entries	UBS AG (consolidated)

Comprehensive income attributable to shareholders
Net profit/(loss)	1,821	630	5	0	67	678	3,201

Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation, net of tax	(225)	0	(90)	0	(595)	(666)	(1,577)
Financial investments available-for-sale, net of tax	(60)	3	(8)	0	(5)	2	(67)
Cash flow hedges, net of tax	(402)	(156)	0	0	0	29	(530)
Total other comprehensive income that may be reclassified to the income statement, net of tax	(687)	(153)	(98)	0	(600)	(635)	(2,173)

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans, net of tax	476	(348)	8	0	20	(18)	138
Property revaluation surplus, net of tax	0	0	0	0	0	0	0
Total other comprehensive income that will not be reclassified to the income statement, net of tax	476	(348)	8	0	20	(18)	138

Total other comprehensive income	(211)	(501)	(89)	0	(580)	(654)	(2,035)
Total comprehensive income attributable to shareholders	1,610	129	(84)	0	(513)	24	1,166

Total comprehensive income attributable to preferred noteholders	(98)	0	0	(47)	0	47	(98)
Total comprehensive income attributable to non-controlling interests	0	0	0	0	(2)	0	(2)
Total comprehensive income	1,513	129	(84)	(47)	(515)	71	1,066

1  Amounts presented for UBS AG (standalone) and UBS Switzerland AG (standalone) represent IFRS-standalone information. Refer to the “Supplemental information (unaudited) for UBS AG (standalone)” section of this report for UBS AG (standalone) financial information prepared in accordance with Swiss GAAP. Refer to the “Financial information” section of the UBS Group second quarter 2015 report for UBS Switzerland AG (standalone) interim financial statements prepared in accordance with Swiss GAAP.    2  Amounts presented in these columns serve as a basis for preparing UBS AG (consolidated) financial statements in accordance with IFRS.

3

Introduction

Note 20 Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated balance sheet
CHF million As of 30 June 2015	UBS AG (standalone)[1]	UBS Switzerland AG (standalone)[1]	UBS Americas Inc.[2]	UBS Preferred Funding Trust IV & V	Other subsidiaries[2]	Elimination entries	UBS AG (consolidated)
Assets
Cash and balances with central banks	47,542	31,195	1,947	0	3,961	0	84,646
Due from banks	45,717	16,748	12,226	0	37,409	(98,757)	13,343
Cash collateral on securities borrowed	29,373	7,852	38,632	0	6,320	(54,487)	27,689
Reverse repurchase agreements	66,015	21,853	22,523	0	12,271	(61,814)	60,848
Trading portfolio assets	88,929	3,409	6,895	1,223	33,950	(5,920)	128,486
of which: assets pledged as collateral which may be sold or repledged by counterparties	43,177	0	3,510	0	9,408	(5,552)	50,544
Positive replacement values	179,402	6,759	17,281	0	36,058	(65,819)	173,681
Cash collateral receivables on derivative instruments	20,453	1,294	5,657	0	12,159	(14,721)	24,842
Financial assets designated at fair value	5,301	0	268	0	2,878	(3,361)	5,087
Loans	98,000	190,994	43,010	0	15,476	(31,998)	315,482
Financial investments available-for-sale	28,753	24,009	5,177	0	8,832	0	66,771
Investments in subsidiaries and associates	36,650	7	1	0	1	(35,751)	908
Property, equipment and software	5,995	21	833	0	201	0	7,050
Goodwill and intangible assets	352	0	5,004	0	892	(6)	6,242
Deferred tax assets	2,657	1,001	6,113	0	282	(52)	10,000
Other assets	14,319	1,540	11,361	0	2,835	(3,604)	26,451
Total assets	669,459	306,684	176,927	1,223	173,525	(376,290)	951,528
Liabilities
Due to banks	41,896	33,344	32,540	3	4,247	(98,760)	13,270
Cash collateral on securities lent	33,954	2,525	25,459	0	3,201	(54,487)	10,652
Repurchase agreements	36,526	13,270	13,135	0	11,915	(61,814)	13,032
Trading portfolio liabilities	20,530	217	4,612	0	10,668	(3,804)	32,224
Negative replacement values	177,008	6,633	16,957	0	36,423	(65,819)	171,202
Cash collateral payables on derivative instruments	30,728	193	6,463	0	15,939	(14,721)	38,603
Financial liabilities designated at fair value	65,104	0	104	0	5,167	(4,008)	66,366
Due to customers	95,472	229,562	45,721	0	43,755	(32,123)	382,387
Debt issued	84,447	8,194	4,548	0	271	(205)	97,255
Provisions	1,858	200	1,250	0	286	0	3,594
Other liabilities	31,344	2,663	14,989	31	24,027	(3,675)	69,380
Total liabilities	618,868	296,802	165,778	35	155,899	(339,416)	897,966
Equity attributable to shareholders	48,751	9,882	11,149	(27)	17,589	(35,659)	51,685
Equity attributable to preferred noteholders	1,840	0	0	1,216	0	(1,216)	1,840
Equity attributable to non-controlling interests	0	0	0	0	38	0	38
Total equity	50,590	9,882	11,149	1,189	17,627	(36,875)	53,562
Total liabilities and equity	669,459	306,684	176,927	1,223	173,525	(376,290)	951,528

1  Amounts presented for UBS AG (standalone) and UBS Switzerland AG (standalone) represent IFRS-standalone information. Refer to the “Supplemental information (unaudited) for UBS AG (standalone)” section of this report for UBS AG (standalone) financial information prepared in accordance with Swiss GAAP. Refer to the “Financial information” section of the UBS Group second quarter 2015 report for UBS Switzerland AG (standalone) interim financial statements prepared in accordance with Swiss GAAP.    2  Amounts presented in these columns serve as a basis for preparing UBS AG (consolidated) financial statements in accordance with IFRS.

4

Note 20 Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated statement of cash flows
CHF million For the six months ended 30 June 2015	UBS AG1	UBS Switzerland AG1	UBS Americas Inc.[1]	Other subsidiaries[1]	UBS AG (consolidated)
Net cash flow from/(used in) operating activities	(6,610)	(1,556)	(4,625)	2,383	(10,408)
Cash flow from/(used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(37)	0	(1)	0	(38)
Disposal of subsidiaries, associates and intangible assets[2]	172	0	12	5	190
Purchase of property, equipment and software	(606)	0	(134)	(55)	(795)
Disposal of property, equipment and software	504	0	4	13	520
Net (investment in)/divestment of financial investments available-for-sale	(17,562)	1,794	72	147	(15,549)
Net cash flow from/(used in) investing activities	(17,529)	1,794	(48)	110	(15,673)
Cash flow from/(used in) financing activities
Net short-term debt issued/(repaid)	4,438	0	881	33	5,353
Dividends paid on UBS shares	(1,632)	0	0	0	(1,632)
Issuance of long-term debt, including financial liabilities designated at fair value	32,649	328	0	228	33,204
Repayment of long-term debt, including financial liabilities designated at fair value	(23,982)	(46)	(18)	(998)	(25,044)
Dividends paid and repayments of preferred notes	(77)	0	0	0	(77)
Net changes of non-controlling interests	0	0	0	(5)	(5)
Net activity in investments in subsidiaries[3]	(33,111)	33,283	0	(172)	0
Net cash flow from/(used in) financing activities	(21,715)	33,564	863	(914)	11,799
Effects of exchange rate differences on cash and cash equivalents	(4,320)	(4)	(583)	(689)	(5,595)
Net increase/(decrease) in cash and cash equivalents	(50,173)	33,798	(4,392)	891	(19,876)
Cash and cash equivalents at the beginning of the period	100,662	0	8,960	7,093	116,715
Cash and cash equivalents at the end of the period	50,489	33,798	4,568	7,983	96,838
Cash and cash equivalents comprise:
Cash and balances with central banks	47,542	31,195	1,947	3,961	84,646
Due from banks[4]	2,577	2,601	2,526	4,016	11,720
Money market paper[5]	370	2	95	6	473
Total	50,489	33,798	4,568	7,983	96,838 [6]

1  Cash flows generally represent a third-party view from a UBS AG (consolidated) perspective. As a consequence, the non-consolidated UBS Preferred Funding Trusts IV and V are not presented in this table. For the six months ended 30 June 2015, these trusts had cash inflows of CHF 77 million from operating activities and an equivalent cash outflow for dividends paid to preferred note holders.    2  Includes dividends received from associates.    3   Includes transfer of cash and cash equivalents from UBS AG to UBS Switzerland AG of CHF 33,283 million. Refer to “Changes in legal structure” in the “Financial information” section of the UBS Group second quarter 2015 report for more information on the business transfer from UBS AG to UBS Switzerland AG.    4  Includes positions recognized in the balance sheet under Due from banks and Cash collateral receivables on derivative instruments.    5  Money market paper is included in the balance sheet under Trading portfolio assets and Financial investments available-for-sale.    6   CHF 3,404 million of cash and cash equivalents were restricted.

5

Introduction

Note 20 Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated income statement
CHF million For the six months ended 30 June 2014	UBS AG (standalone)[1]	UBS Americas Inc.[2]	Other subsidiaries[2]	Elimination entries	UBS AG (consolidated)
Operating income
Interest income	5,786	775	556	(589)	6,528
Interest expense	(3,569)	(298)	(436)	588	(3,714)
Net interest income	2,217	477	120	(1)	2,814
Credit loss (expense)/recovery	5	7	0	2	14
Net interest income after credit loss expense	2,223	484	120	2	2,829
Net fee and commission income	3,233	3,503	1,716	(44)	8,408
Net trading income	2,119	325	113	146	2,704
Other income	724	(20)	(263)	24	465
Total operating income	8,299	4,292	1,686	128	14,405
Operating expenses
Personnel expenses	4,213	2,849	747	0	7,809
General and administrative expenses	1,872	1,114	564	0	3,550
Depreciation and impairment of property, equipment and software	287	68	40	0	396
Amortization and impairment of intangible assets	3	29	8	0	39
Total operating expenses	6,375	4,061	1,359	0	11,794
Operating profit/(loss) before tax	1,924	232	327	128	2,611
Tax expense/(benefit)	474	14	163	1	652
Net profit/(loss)	1,450	218	164	127	1,958
Net profit/(loss) attributable to preferred noteholders	111	0	0	0	111
Net profit/(loss) attributable to non-controlling interests	0	0	2	0	2
Net profit/(loss) attributable to shareholders	1,340	218	162	127	1,846

1  Amounts presented for UBS AG (standalone) represent IFRS-standalone information. Refer to the “Supplemental information (unaudited) for UBS AG (standalone)” section of this report for UBS AG (standalone) financial information prepared in accordance with Swiss GAAP.    2  Amounts presented in these columns serve as a basis for preparing UBS AG (consolidated) financial statements in accordance with IFRS.

6

Note 20 Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated statement of comprehensive income
CHF million For the six months ended 30 June 2014	UBS AG (standalone)[1]	UBS Americas Inc.[2]	Other subsidiaries[2]	Elimination entries	UBS AG (consolidated)
Comprehensive income attributable to shareholders
Net profit/(loss)	1,340	218	162	127	1,846

Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation, net of tax	(19)	250	117	(435)	(87)
Financial investments available-for-sale, net of tax	(3)	59	(2)	(7)	47
Cash flow hedges, net of tax	472	0	0	0	472
Total other comprehensive income that may be reclassified to the income statement, net of tax	450	309	115	(443)	432

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans, net of tax	415	(31)	(24)	10	370
Property revaluation surplus, net of tax	0	0	0	0	0
Total other comprehensive income that will not be reclassified to the income statement, net of tax	415	(31)	(24)	10	370

Total other comprehensive income	865	278	92	(433)	801
Total comprehensive income attributable to shareholders	2,205	496	254	(306)	2,648

Total comprehensive income attributable to preferred noteholders	96	0	0	0	96
Total comprehensive income attributable to non-controlling interests	0	0	3	0	3
Total comprehensive income	2,301	496	256	(306)	2,746

1  Amounts presented for UBS AG (standalone) represent IFRS-standalone information. Refer to the “Supplemental information (unaudited) for UBS AG (standalone)” section of this report for UBS AG (standalone) financial information prepared in accordance with Swiss GAAP.    2  Amounts presented in these columns serve as a basis for preparing UBS AG (consolidated) financial statements in accordance with IFRS.

7

Introduction

Note 20 Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated balance sheet
CHF million As of 31 December 2014	UBS AG (standalone)[1]	UBS Americas Inc.[2]	Other subsidiaries[2]	Elimination entries	UBS AG (consolidated)
Assets
Cash and balances with central banks	95,711	6,440	1,923	0	104,073
Due from banks	32,448	7,099	52,637	(78,850)	13,334
Cash collateral on securities borrowed	33,676	36,033	5,181	(50,827)	24,063
Reverse repurchase agreements	64,496	24,417	30,328	(50,827)	68,414
Trading portfolio assets	101,922	6,697	34,479	(4,943)	138,156
of which: assets pledged as collateral which may be sold or repledged by counterparties	51,476	3,310	6,969	(5,737)	56,018
Positive replacement values	262,073	19,597	51,327	(76,020)	256,978
Cash collateral receivables on derivative instruments	25,501	5,503	14,487	(14,512)	30,979
Financial assets designated at fair value	4,691	481	2,882	(3,562)	4,493
Loans	299,032	43,566	16,553	(43,168)	315,984
Financial investments available-for-sale	42,580	5,403	9,175	0	57,159
Investments in subsidiaries and associates	27,163	2	1	(26,239)	927
Property, equipment and software	5,792	823	238	0	6,854
Goodwill and intangible assets	354	5,381	1,051	0	6,785
Deferred tax assets	4,290	6,479	349	(57)	11,060
Other assets	14,649	9,021	2,256	(2,857)	23,069
Total assets	1,014,379	176,942	222,867	(351,860)	1,062,327
Liabilities
Due to banks	38,461	38,269	12,611	(78,850)	10,492
Cash collateral on securities lent	33,284	22,961	3,761	(50,827)	9,180
Repurchase agreements	22,087	12,548	28,010	(50,827)	11,818
Trading portfolio liabilities	18,936	4,856	8,234	(4,068)	27,958
Negative replacement values	258,680	19,448	51,993	(76,020)	254,101
Cash collateral payables on derivative instruments	32,106	5,926	18,852	(14,512)	42,372
Financial liabilities designated at fair value	73,857	130	5,598	(4,288)	75,297
Due to customers	362,564	48,236	43,474	(43,294)	410,979
Debt issued	86,894	157	4,312	(156)	91,207
Provisions	2,725	1,268	372	0	4,366
Other liabilities	33,699	17,615	21,985	(2,907)	70,392
Total liabilities	963,293	171,415	199,201	(325,748)	1,008,162
Equity attributable to shareholders	49,073	5,527	23,621	(26,113)	52,108
Equity attributable to preferred noteholders	2,013	0	0	0	2,013
Equity attributable to non-controlling interests	0	0	45	0	45
Total equity	51,085	5,527	23,666	(26,113)	54,165
Total liabilities and equity	1,014,379	176,942	222,867	(351,860)	1,062,327

1  Amounts presented for UBS AG (standalone) represent IFRS-standalone information. Refer to the “Supplemental information (unaudited) for UBS AG (standalone)” section of this report for UBS AG (standalone) financial information prepared in accordance with Swiss GAAP.    2  Amounts presented in these columns serve as a basis for preparing UBS AG (consolidated) financial statements in accordance with IFRS.

8

Note 20 Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated statement of cash flows
CHF million For the six months ended 30 June 2014	UBS AG1	UBS Americas Inc.[1]	Other subsidiaries[1]	UBS AG (consolidated)
Net cash flow from/(used in) operating activities	5,234	(2,244)	2,809	5,799
Cash flow from/(used in) investing activities
Purchase of subsidiaries, associates and intangible assets	0	0	0	0
Disposal of subsidiaries, associates and intangible assets[2]	23	9	20	52
Purchase of property, equipment and software	(644)	(114)	(28)	(787)
Disposal of property, equipment and software	91	9	2	102
Net (investment in)/divestment of financial investments available-for-sale	8,551	195	(2,804)	5,942
Net cash flow from/(used in) investing activities	8,020	99	(2,811)	5,308
Cash flow from/(used in) financing activities
Net short-term debt issued/(repaid)	(2,020)	0	(137)	(2,157)
Net movements in treasury shares and own equity derivative activity	(722)	0	0	(722)
Dividends paid on UBS shares	(938)	0	0	(938)
Issuance of long-term debt, including financial liabilities designated at fair value	17,826	0	230	18,056
Repayment of long-term debt, including financial liabilities designated at fair value	(19,020)	(469)	(221)	(19,711)
Dividends paid and repayment of preferred notes	(81)	0	0	(81)
Net changes in non-controlling interests	0	0	(4)	(4)
Net activity in investments in subsidiaries	(632)	0	632	0
Net cash flow from/(used in) financing activities	(5,589)	(470)	500	(5,559)
Effects of exchange rate differences on cash and cash equivalents	8	(68)	(73)	(131)
Net increase/(decrease) in cash and cash equivalents	7,674	(2,682)	426	5,418
Cash and cash equivalents at the beginning of the period	77,123	11,249	7,911	96,284
Cash and cash equivalents at the end of the period	84,798	8,567	8,337	101,702
Cash and cash equivalents comprise:
Cash and balances with central banks	68,633	6,231	2,750	77,615
Due from banks[3]	14,606	2,303	5,481	22,391
Money market paper[4]	1,558	32	105	1,695
Total	84,798	8,567	8,337	101,702 [5]

1  Cash flows generally represent a third-party view from a UBS AG (consolidated) perspective.    2   Includes dividends received from associates.    3  Includes positions recognized in the balance sheet under Due from banks and Cash collateral receivables on derivative instruments with bank counterparties.    4  Money market paper is included in the balance sheet under Trading portfolio assets and Financial investments available-for-sale.    5   CHF 3,580 million of cash and cash equivalents were restricted.

9

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-200212) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665) and Form F-4 (Registration Number 333-199011) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By:	/s/ Sergio Ermotti
Name:	Sergio Ermotti
Title	Group Chief Executive Officer

By:	/s/ Tom Naratil
Name:	Tom Naratil
Title	Group Chief Financial Officer

UBS AG

By:	/s/ Sergio Ermotti
Name:	Sergio Ermotti
Title	Group Chief Executive Officer

By:	/s/ Tom Naratil
Name:	Tom Naratil
Title	Group Chief Financial Officer

Date: July 31, 2015